Exhibit 99.11

CXone Analytics Boosts Contact Center Performance and Extreme Agility

CXone Performance Analytics integrates with Salesforce Einstein to improve agent performance and customer experience

SALT LAKE CITY, October 28, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today introduced CXone Performance Analytics integrated with Salesforce Einstein, an AI-powered analytics application that uncovers new contact center performance insights by analyzing blended contact center and CRM data and pinpoints specific recommendations to improve key performance indicators (KPIs). The new optional add on to NICE inContact CXone is available now on Salesforce AppExchange, the world’s leading enterprise cloud marketplace.

COVID-19 has presented new challenges to traditional benchmark and key performance indicator (KPI) tracking tools due to sudden and substantial shifts in customer needs and agent work environments and assignments, including working from home and increased interaction volumes. CXone Performance Analytics for Salesforce Einstein helps leaders quickly understand the “new normal” and identify new trends and opportunities for improvement beyond what is possible with existing KPI management tools.

The application automatically blends contact center omnichannel reporting data with Salesforce data to create a 360-degree analysis and provide data-driven predictions that boost first contact resolution, agent occupancy efficiency and sales productivity—all done in a few clicks, without the need for coding or data specialists. CXone Performance Analytics for Salesforce Einstein is also FedRAMP authorized and PCI compliant, helping customers meet government and regulatory requirements.

“In these uncertain and challenging times, organizations need deep insights into changing trends and contact center performance,” said Paul Jarman, NICE inContact CEO. “We are thrilled to provide this unique, easy-to-understand AI-powered analytics application that shows customer experience leaders and contact center supervisors what’s really impacting their contact center performance, identifying exactly where their issues are and what they can do to fix them.”

CXone customers that use Salesforce Sales, Service, Health or Government Clouds can use CXone Performance Analytics for Salesforce Einstein to:

•
Boost KPIs with AI: Customers can quickly and easily understand the actions they need to take to improve their first contact resolution, agent occupancy efficiency, sales productivity and more with straightforward, data-driven recommendations.

•	Eliminate Guesswork and Risk: Data-driven predictions assess benefits and risks, allowing users to monitor rapidly changing conditions and implement changes with confidence.

•
Gain Advanced Insights with Minimal Effort: Out-of-the-box analytics reduces the need for coding or data specialists and can also be easily modified to create customized insights. Plus, automatic blending of CXone omnichannel data with Salesforce data reduces human effort and error.

“CXone Performance Analytics for Salesforce Einstein is a welcome addition to AppExchange, as it powers digital transformation for customers by automatically linking omnichannel data to Salesforce objects to reveal new insights,” said Woodson Martin, GM of Salesforce AppExchange. “AppExchange is constantly evolving to enable our partners to build cutting-edge solutions to drive customer success.”

Each CXone Performance Analytics for Salesforce Einstein license automatically includes a Salesforce Einstein Analytics Plus license, simplifying the customer’s purchasing process.

To accelerate private and public sector response to the COVID-19 pandemic, NICE inContact introduced NICE inContact CXone@home, a limited time offering to support businesses and governments as they respond to COVID-19 challenges. The CXone@home cloud native offering enables contact centers to transition their workforce to work-from-home in 48 hours or less and keeps them productively serving their customers remotely. It is free for 60 days for new customers and offered with no commitment or contract. CXone Performance Analytics for Salesforce Einstein offers a powerful add on capability to CXone@home.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement Management, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

About Salesforce AppExchange
Salesforce AppExchange, the world’s leading enterprise cloud marketplace, empowers companies to sell, service, market and engage in entirely new ways. With more than 5,000 solutions, 7.5 million customer installs and 90,000 peer reviews, it is the most comprehensive source of cloud, mobile, social, IoT, analytics and artificial intelligence technologies for businesses.

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Salesforce, AppExchange and others are among the trademarks of salesforce.com, inc.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.